July 16, 2013

VIA EDGAR

Mr. Daniel L. Gordon
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Washington Real Estate Investment Trust
Form 10-K for the year ended December 31, 2012 filed February 27, 2013
File No. 001-06622

Dear Mr. Gordon:

This letter is in response to your comment letter received on July 8, 2013. We have set forth below your comment in italics, followed by our response.

Form 10-K for the year ended December 31, 2012

Capital Improvements and Development Costs, page 49

1.
We note the chart on page 49 that details your capital improvements and development costs. In future filings please include disclosure with this table that discloses the total amount of soft costs capitalized by year for costs such as interest, payroll and other soft costs. We realize that capitalized interest is disclosed elsewhere in the 10-K but we believe it would be helpful to a user of the financial statements to have all of this information included with the chart of capitalized expenditures.

Response:
In future filings, to the extent that we determine the amount of soft costs capitalized to be material, we will disclose the total amount of such costs by year with the chart of capitalized expenditures.

Consolidated Statements of Income, page 65

2.
We note that you have included dividends declared and paid per share on the face of your Consolidated Statements of Income. Tell us how your disclosure complies with the guidance in FASB ASC 260-10-45-5.

Response:
We acknowledge the Staff's comment and after reviewing ASC 260-10-45-5 in conjunction with Regulation S-X 10-01(b)(2), we have concluded that dividends declared and paid per share should not be included on the face of our Consolidated Statements of Income in our Annual Reports on Form 10-K. We do believe, however, that under Regulation S-X 10-01(b)(2), we may continue to include dividends declared and paid per share on the face of our Consolidated Statements of Income in interim periods.

According, we will revise the presentation of our Consolidated Statements of Income in future Annual Reports on Form 10-K to remove dividends declared and paid per share.

* * *

Pursuant to your request, in connection with responding to these comments, Washington Real Estate Investment Trust acknowledges that:

•	the company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ William T. Camp
William T. Camp
Executive Vice President and
Chief Financial Officer

cc:	Laura M. Franklin
Thomas C. Morey
Jeffrey E. Jordan